FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 19, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Second Quarter 2013 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at June 30, 2013

Item 1

CELLCOM ISRAEL ANNOUNCES
SECOND QUARTER 2013 RESULTS
------------------------

Cellcom Israel presents an increase in service revenues and ARPU compared with the previous quarter despite the high level of competition in the cellular market

-----

Second Quarter 2013 Highlights (compared to second quarter of 2012):

▪	Free cash flow1 increased by 21.5% to NIS 345 million ($95 million)

▪	Total Revenues decreased 17.5% to NIS 1,236 million ($342 million)

▪	Service revenues decreased 14.6% to NIS 1,010 million ($279 million)

▪	EBITDA1 decreased 28.5% to NIS 339 million ($94 million)

▪	EBITDA margin 27.4%, down from 31.6%

▪	Operating income decreased 40.1% to NIS 169 million ($47 million)

▪	Net income decreased 44.6% to NIS 67 million ($19 million)

▪	Cellular subscriber base totaled approx. 3.151 million subscribers (at the end of June 2013)

Netanya, Israel – August 19, 2013 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the second quarter of 2013. Revenues for the second quarter of 2013 totaled NIS 1,236 million ($342 million); EBITDA for the second quarter of 2013 totaled NIS 339 million ($94 million), or 27.4% of total revenues for the quarter; and net income for the second quarter of 2013 totaled NIS 67 million ($19 million). Basic earnings per share for the second quarter of 2013 totaled NIS 0.67 ($0.19).

Commenting on the second quarter's results, Nir Sztern, the Company's Chief Executive Officer, said: "In this quarter, we see the results of the strategy we have taken since the merger, of offering a comprehensive communication solution which combines cellular, home landline telephony, international calls and internet into one product in one bill. The strategy of Cellcom Total packages

1 Please see "Use of Non-IFRS financial measures" section in this press release.

has proven to strengthen loyalty and increase customer satisfaction. The focus on streamlining and process improvement continues to bear fruit and following the merger and compared with Q4/2011 results, the Company achieved savings at an annual rate of approximately NIS 660 million, out of which savings at an annual rate of approximately NIS 50 million were achieved in the second quarter of 2013.

Despite the intense competition in the cellular market, the Company succeeded to present an improvement in most parameters compared with the previous quarter, which may not continue in future quarters:

•	an increase of NIS 32 million in Cellcom Israel service revenues2

•	an increase of NIS 25 million in EBITDA

•	an increase of NIS 3.8 in ARPU

•	an increase of NIS 177 million in free cash flow".

On market competition, Nir Sztern commented: "Although a significant slow down can be seen in the scope of net portability between the cellular companies, competition is still strong and price erosion continues, although at a lower level than before".

Yaacov Heen, Chief Financial Officer, commented: "In the second quarter of 2013 we saw an increase in service revenues compared with the previous quarter, which led to an increase in ARPU, as a result of a moderation in price erosion, a seasonal increase in roaming revenues and an increase in revenues from services not included in the basic packages.

In the second quarter of 2013 we generated free cash flow of NIS 345 million, a 21.5% increase compared with the second quarter of 2012. The increase in free cash flow is mainly due to the reduction in cellular handsets purchase, resulting from a significant decrease in the sale of such handsets, and due to the efficiency measures implemented during the past year.

Financing expenses in the second quarter of 2013 compared with the previous quarter increased by a lower rate than expected, due to a lower inflation rate than forecasted. Compared with the second quarter of 2012, financing expenses decreased significantly due to lower inflation in the second quarter this year compared with the second quarter of last year and due to the reduction in the Company's debt level by over NIS 700 million.

The Company continued to take measures to strengthen its balance sheet, as total equity increased from NIS 280 million at the end of the second quarter of 2012 to NIS 636 million at the end of the second quarter of 2013.

The Company’s Board of Directors decided not to distribute a dividend for the second quarter of 2013, in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs".

2 Excluding service revenues of Netvision Ltd. and its subsidiaries.

Main Consolidated Financial Results:

	Q2/2013	Q2/2012	% Change	Q2/2013	Q2/2012
	million NIS			million US$ (convenience translation)
Total revenues	1,236	1,498	(17.5%)	341.6	414.0
Operating Income	169	282	(40.1%)	46.7	77.9
Net Income	67	121	(44.6%)	18.5	33.4
Free cash flow	345	284	21.5%	95.4	78.5
EBITDA	339	474	(28.5%)	93.7	131.0
EBITDA, as percent of total revenues	27.4%	31.6%	(13.3%)

Main Financial Data by Companies:

	Cellcom Israel without Netvision	Netvision (*)	Consolidation adjustments (**)	Consolidated results
	Q2/2013
	million NIS
Total revenues	1,003	259	(26)	1,236
Service revenues	790	246	(26)	1,010
Equipment revenues	213	13	-	226
Operating Income	142	46	(19)	169
EBITDA	271	68	-	339
EBITDA, as percent of total revenues	27.0%	26.3%		27.4%

(*)	Netvision Ltd. and its subsidiaries.

(**)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q2/2013	Q2/2012	Change (%)
Cellular subscribers at the end of period (in thousands)	3,151	3,333	(5.5%)
Churn Rate for cellular subscribers (in %)	9.0%	8.1%	11.1%
Monthly cellular ARPU (in NIS)	79.7	90.3	(11.7%)
Average Monthly cellular MOU (in minutes)	468	375	24.8%

Financial Review

Revenues for the second quarter of 2013 decreased 17.5% totaling NIS 1,236 million ($342 million), compared to NIS 1,498 million ($414 million) in the second quarter last year. The decrease in revenues is attributed mainly to a 14.6% decrease in service revenues, which totaled NIS 1,010 million ($279 million) in the second quarter of 2013 as compared to NIS 1,182 million ($327 million) in the second quarter of 2012. The decrease in revenues also resulted from a 28.5% decrease in equipment revenues, which totaled NIS 226 million ($62 million) in the second quarter of 2013 as compared to NIS 316 million ($87 million) in the second quarter of 2012. Netvision's contribution to revenues for the second quarter of 2013 totaled NIS 233 million ($64 million) (excluding inter-company revenues) compared to NIS 259 million ($72 million) in the second quarter of 2012.

The decrease in service revenues for the second quarter of 2013 resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from roaming services, internet services and extended warranty services, which was partially offset by an increase in revenues from hosting operators on the Company's communications networks. Netvision's contribution to service revenues for the second quarter of 2013 totaled NIS 220 million ($61 million) (excluding inter-company revenues) compared to NIS 240 million ($66 million) in the second quarter of 2012. The decrease in Netvision's contribution to service revenues resulted mainly from a decrease in revenues from internet services and international calls services in the second quarter of 2013 compared with the second quarter of 2012.

The decrease in equipment revenues for the second quarter of 2013 resulted from an approximately 21% decrease in the number of cellular handsets sold during the second quarter of 2013 compared with the second quarter of 2012, as well as a decrease in the average cellular handset sale price in the second quarter of 2013 as compared to the second quarter of 2012. Netvision's contribution to equipment revenues for the second quarter of 2013 totaled NIS 13 million ($4 million), compared to NIS 19 million ($5 million) in the second quarter of 2012.

Cost of revenues for the second quarter of 2013 totaled NIS 749 million ($207 million), compared to NIS 838 million ($232 million) in the second quarter of 2012, a 10.6% decrease. This decrease resulted from a decrease in costs associated with the sale of cellular handsets, primarily as a result of a decrease in the number of cellular handsets sold during the second quarter of 2013 as compared with the second quarter of 2012. The decrease in cost of revenues also resulted from a decrease in the cost of content and value added services, as well as from the cancellation of royalty payments to the Ministry of Communications from January 1, 2013. These decreases were partially offset by an increase in interconnect expenses due to increased airtime usage.

Gross profit for the second quarter of 2013 decreased 26.2% to NIS 487 million ($135 million), compared to NIS 660 million ($182 million) in the second quarter of 2012. Gross profit margin for the second quarter of 2013 amounted to 39.4%, down from 44.1% in the second quarter of 2012.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2013 decreased 15.5% to NIS 322 million ($89 million), compared to NIS 381 million ($105 million) in the second quarter of 2012. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in payroll expenses, sales commissions and other expenses. The decrease in SG&A expenses also resulted from a decrease in depreciation and amortization expenses.

Operating income for the second quarter of 2013 decreased 40.1% to NIS 169 million ($47 million) from NIS 282 million ($78 million) in the second quarter of 2012.

EBITDA for the second quarter of 2013 decreased 28.5% totaling NIS 339 million ($94 million) compared to NIS 474 million ($131 million) in the second quarter of 2012. Netvision's contribution to the EBITDA for the second quarter of 2013 totaled NIS 68 million ($19 million), compared to NIS 75 million ($21 million) in the second quarter of 2012. EBITDA for the second quarter of 2013, as a percent of second quarter revenues, totaled 27.4%, down from 31.6% in the second quarter of 2012.

Financing expenses, net for the second quarter of 2013 decreased 33.3% and totaled NIS 78 million ($21 million), compared to NIS 117 million ($32 million) in the second quarter of 2012. The decrease resulted mainly from a decrease in interest expenses and Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, due to a lower inflation in the second quarter of 2013 compared with the second quarter of 2012, and due to a reduction in debt level by over NIS 700 million.

Net Income for the second quarter of 2013 totaled NIS 67 million ($19 million), compared to NIS 121 million ($33 million) in the second quarter of 2012, a 44.6% decrease. This decrease is primarily the result of the erosion in the price of cellular services during the past year, as well as the significant decrease in equipment revenues.

Basic earnings per share for the second quarter of 2013 totaled NIS 0.67 ($0.19), compared to NIS 1.22 ($0.34) in the second quarter last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of the second quarter of 2013 the Company had approximately 3.151 million cellular subscribers. During the second quarter of 2013 the Company's cellular subscriber base decreased by approximately 15,000 net cellular subscribers, all of them pre-paid subscribers.

Cellular Churn Rate for the second quarter 2013 totaled to 9.0%, compared to 8.1% in the second quarter of 2012. The cellular churn rate was primarily affected by the intensified competition in the cellular market, especially following the entry of the new operators to the cellular market during the second quarter of 2012.

Average monthly cellular Minutes of Use per subscriber ("MOU") for the second quarter 2013 totaled 468 minutes, compared to 375 minutes in the second quarter of 2012, an increase of 24.8%. The increase in MOU primarily resulted from subscribers' transition to marketing plans, which include unlimited air time minutes.

The monthly cellular Average Revenue per User ("ARPU") for the second quarter 2013 totaled NIS 79.7 ($22.0), compared to NIS 90.3 ($25.0) in the second quarter of 2012, a decrease of 11.7%. The decrease in ARPU resulted, among others, from the erosion in the price of cellular services during the past year, resulting from the intensified competition in the cellular market. Yet, this is the first time in about three years that we see an increase in ARPU compared with the previous quarter.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2013, increased by 21.5% to NIS 345 million ($95 million), compared to NIS 284 million ($78 million) in the second quarter of 2012. The increase in free cash flow was mainly due to a decrease in payments to vendors, among others, for cellular handset purchases, as a result of the decrease in sales of such handsets, as well as a decrease in payments for acquisition of fixed assets. These decreases were partially offset by a decrease in proceeds from customers due to the decrease in revenues in the second quarter of 2013 compared with the second quarter of 2012, resulting from the intensified competition in the cellular market.

Total Equity

Total Equity as of June 30, 2013 amounted to NIS 636 million ($176 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During the second quarter of 2013, the Company invested NIS 83 million ($23 million) in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 110 million ($30 million) in the second quarter of 2012.

Dividend

On August 18, 2013, the Company's board of directors decided not to declare a cash dividend for the second quarter of 2013. In making its decision, the board of directors considered the Company's dividend policy and business status and determined, that given the intensified competition and substantial changes in pricing during the past year and their effect on the Company's results of operations, the Company should continue to strengthen the Company's balance sheet and not distribute a dividend this quarter. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2012 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of June 30, 2013, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the second quarter of 2013 and subsequent to the end of the reporting period

Regulation

In August 2013, the Israeli Communication law was amended, also for the purpose of establishing a landline wholesale market, so as to authorize the Minister of Communications to give instructions and to set interconnect tariffs and usage of another operator's network and supervised services prices, based not only on cost (according to a calculation method determined by the Minister), plus reasonable profit, but also on the basis of one of the following: (1) payment for services provided by a licensee; (2) payment for a comparable service; or (3) comparison to such services or interconnect tariffs in other countries. In addition, the Minister of Communications was authorized to give instructions in relation to the separation between services provided to a licensee and services provided to a subscriber.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2012, filed on March 4, 2013 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – "We operate in a heavily regulated industry, which can harm our results of operation. In recent years, regulation in Israel has materially adversely affected our results", "We face intense competition in all aspects of our business”, and "- Risks related to our wholly owned subsidiary Netvision – changes in the regulatory environment could adversely affect Netvision's business", as well as under “Item 4. Information on the Company – B. Business Overview - Competition”, "- Government Regulation – Tarriff Supervision" and under "NETVISION – ISP Business – Competition" and " NETVISION – Telephony Business – Competition".

Changes in Management

Chief Financial Officer - In June 2013, Mr. Yaacov Heen notified the Company of his resignation from office as the Company's chief financial officer, effective September 17, 2013, following the successful completion of the Cellcom Netvision operational merger and after 16 gratifying years with the Company in various positions. The Company's board of directors has nominated Mr. Shlomi Fruhling as the Company's chief financial officer, effective September 18, 2013.

Mr. Fruling has served as a vice president of Discount Investment Company Ltd., or DIC, from 2012.  From 2008 to 2011 he served as VP Strategy and Finance of 013 Netvision Ltd. (presently the Company's subsidiary). From 2005 to 2008 Mr. Fruhling has served as head economist of DIC.  Mr. Fruhling holds a B.A. in economics and business administration from the Tel-Aviv Management College.

Chief Technology Officer - In July 2013, Mr. Eliezer (Lipa) Ogman notified the Company of his resignation from office as the Company's chief technology officer, after 13 years of successful and extensive tenure. In August 2013, the Company's board of directors has nominated Mr. Ron Shvili as the Company's chief technology officer, effective November 1, 2013. Mr. Shvili will resume the CTO's responsibilities, after a transition period, which will begin in September, 2013.

Mr. Shvili has been an Entrepreneur in the field of cyber since the beginning of 2013, when he retired from the Israeli Defense Forces, or IDF. From 1990 to 2012 Mr. Shvili held various key managerial and technological positions in the IDF and the Israeli Ministry of Defense, or MOD, including senior positions as the Head of Electronics and Electronic Warfare division in R&D (MAFAT) directorate of the MOD and Head of the technology center of an elite IDF unit, both at the rank of  Colonel. Mr. Shvili holds B. Sc and M. Sc in Electrical engineering from Tel-Aviv University.

Organization of Employees

Following the previously reported primary organization of the Company's employees under a labor union, in July 2013 the Company received a notice from the Histadrut, an Israeli labor union, claiming the required minimum number of employees for the organization to be recognized as a representing labor union joined the Histadrut. The Company rejected the notice following an analysis which revealed that the minimal requirement was not met. In August 2013 the Company received another such notice and will examine it.

Debentures Rating

In June 2013, Standard & Poor’s Maalot, or Maalot, updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable” rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange.

According to Maalot's report, the intensified competition and specifically the intense pricing competition in the cellular market following the entry of new competitors, as well as Maalot's expectation that the Company's net debt to EBITDA ratio shall increase in 2013 but shall demonstrate certain improvement in 2014, has led to Maalot's estimation of an increase in the Company's financial risk profile during 2012-2013 and the rating update.

According to Maalot's report, the "stable" forecast reflects Maalot's estimation that the Company has sufficient financial flexibility in order to deal with additional expected changes in the market in the near term.

Following this update of rating, the annual interest rate that the Company shall pay for its series F and G debentures has been updated to 4.60% and 6.99%, respectively, beginning July 5, 2013.

For additional details regarding the Company's public debentures and undertakings of the Company in relation to their rating included in the Company's shelf prospectus, see the Company's annual report on Form 20-F for the year ended December 31, 2012 filed on March 4, 2013, under "Item 5.

Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Debt Service – Shelf prospectus" and " – Public Debentures".

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Conference Call Details

The Company will be hosting a conference call on Monday, August 19, 2013 at 9:00 am EST, 06:00 am PST, 14:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.
US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609
at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.151 million subscribers (as at June 30, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2012.
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)\US$ exchange rate of NIS 3.618 = US$ 1 as published by the Bank of Israel for June 30, 2013.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See the reconciliation note in this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	June 30,	June 30,	June 30,	December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	736	1,185	328	1,414
Current investments, including derivatives	974	500	138	493
Trade receivables	1,922	1,837	508	1,856
Other receivables	93	96	26	67
Inventory	129	100	28	112

Total current assets	3,854	3,718	1,028	3,942

Trade and other receivables	1,355	999	276	1,219
Property, plant and equipment, net	2,120	1,969	544	2,077
Intangible assets, net	1,597	1,452	401	1,515
Deferred tax assets	56	28	8	34

Total non- current assets	5,128	4,448	1,229	4,845

Total assets	8,982	8,166	2,257	8,787

Short term credit and current maturities of long term loans and debentures	758	1,091	301	1,129
Trade payables and accrued expenses	835	657	182	827
Current tax liabilities	108	75	21	87
Provisions	157	177	49	175
Other payables, including derivatives	528	466	128	492
Dividend declared	130	-	-	-

Total current liabilities	2,516	2,466	681	2,710

Long-term loans from banks	15	10	3	10
Debentures	5,929	4,865	1,344	5,368
Provisions	21	20	6	21
Other long-term liabilities	44	13	4	21
Liability for employee rights upon retirement, net	15	16	4	12
Deferred tax liabilities	162	140	39	145

Total non- current liabilities	6,186	5,064	1,400	5,577

Total liabilities	8,702	7,530	2,081	8,287

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	8	(16)	(4)	(12)
Retained earnings	270	648	179	509

Non-controlling interest	1	3	1	2

Total equity	280	636	176	500

Total liabilities and equity	8,982	8,166	2,257	8,787

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	3,083	2,494	689	1,498	1,236	342	5,938
Cost of revenues	(1,737)	(1,533)	(424)	(838)	(749)	(207)	(3,463)

Gross profit	1,346	961	265	660	487	135	2,475

Selling and marketing expenses	(456)	(356)	(98)	(220)	(175)	(48)	(865)
General and administrative expenses	(333)	(300)	(83)	(161)	(147)	(41)	(629)
Other income, net	-	3	1	3	4	1	4

Operating profit	557	308	85	282	169	47	985

Financing income	83	83	23	45	42	12	181
Financing expenses	(236)	(207)	(57)	(162)	(120)	(33)	(440)
Financing expenses, net	(153)	(124)	(34)	(117)	(78)	(21)	(259)

Profit before taxes on income	404	184	51	165	91	26	726

Taxes on income	(110)	(50)	(14)	(44)	(24)	(7)	(195)
Profit for the period	294	134	37	121	67	19	531
Attributable to:
Owners of the Company	294	133	37	121	66	19	530
Non-controlling interests	-	1	-	-	1	-	1
Profit for the period	294	134	37	121	67	19	531

Earnings per share
Basic earnings per share (in NIS)	2.96	1.34	0.37	1.22	0.67	0.19	5.34

Diluted earnings per share (in NIS)	2.96	1.33	0.37	1.22	0.66	0.18	5.33

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	294	134	37	121	67	19	531
Adjustments for:
Depreciation and amortization	389	342	95	193	171	47	765
Share based payment	3	6	2	2	3	1	7
Loss on sale of property, plant and equipment	1	1	-	-	-	-	2
Gain on sale of shares in an associate	-	-	-	-	-	-	(6)
Income tax expense	110	50	14	44	24	7	195
Financing expenses, net	153	124	34	117	78	21	259
Other expenses (income)	1	(3)	(1)	-	(3)	(1)	2

Changes in operating assets and liabilities:
Change in inventory	38	11	3	31	18	5	52
Change in trade receivables (including long-term amounts)	(34)	274	75	24	124	34	183
Change in other receivables (including long-term amounts)	(42)	(48)	(13)	(24)	(28)	(8)	6
Changes in trade payables, accrued expenses and provisions	(89)	(103)	(28)	(20)	9	3	(89)
Change in other liabilities (including long-term amounts)	16	(7)	(2)	(3)	4	1	(92)
Proceeds from (payments for) derivative hedging contracts, net	8	(6)	(2)	5	(5)	(1)	20
Income tax paid	(117)	(61)	(17)	(55)	(26)	(7)	(209)
Income tax received	15	6	2	8	6	1	15
Net cash from operating activities	746	720	199	443	442	122	1,641

Cash flows from investing activities
Acquisition of property, plant, and equipment	(284)	(171)	(47)	(149)	(83)	(23)	(457)
Acquisition of intangible assets	(52)	(48)	(13)	(25)	(22)	(6)	(97)
Change in current investments, net	(672)	(10)	(3)	(51)	(6)	(1)	(212)
Proceeds from (payments for) other derivative contracts, net	3	(5)	(1)	1	(2)	-	9
Proceeds from sale of property, plant and equipment	1	10	3	1	5	1	7
Interest received	8	19	5	6	8	2	35
Loan to equity accounted investee	(1)	-	-	-	-	-	-
Proceeds from sale of shares in a consolidated company	7	-	-	7	-	-	7
Dividend received	-	1	-	-	1	-	-
Net cash used in investing activities	(990)	(204)	(56)	(210)	(99)	(27)	(708)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(6)	(4)	(1)	(5)	(4)	(1)	(12)
Repayment of long term loans from banks	(4)	-	-	(4)	-	-	(16)
Repayment of debentures	(479)	(561)	(155)	-	-	-	(660)
Proceeds from issuance of debentures, net of issuance costs	992	-	-	-	-	-	992
Dividend paid	(261)	-	-	(72)	-	-	(391)
Interest paid	(182)	(180)	(50)	(1)	-	-	(352)

Net cash from (used in) financing activities	60	(745)	(206)	(82)	(4)	(1)	(439)

Cash balance presented under assets held for sale/ Cash outflow due to sale of assets held for sale	-	-	-	(3)	-	-	-

Changes in cash and cash equivalents	(184)	(229)	(63)	148	339	94	494

Cash and cash equivalents as at the beginning of the period	920	1,414	391	588	846	234	920

Cash and cash equivalents as at the end of the period	736	1,185	328	736	1,185	328	1,414

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
			Convenience translation into US dollar
	2012 NIS millions	2013 NIS millions	2013 US$ millions	2012 NIS millions
Profit for the period	121	67	19	531
Taxes on income	44	24	7	195
Financing income	(45)	(42)	(12)	(181)
Financing expenses	162	120	33	440
Other expenses (income)	(3)	(4)	(1)	(4)
Depreciation and amortization	193	171	47	765
Share based payments	2	3	1	7
EBITDA	474	339	94	1,753

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
			Convenience translation into US dollar
	2012 NIS millions	2013 NIS millions	2013 US$ millions	2012 NIS millions
Cash flows from operating activities	443	442	122	1,641
Cash flows from investing activities	(210)	(99)	(27)	(708)
Short-term Investment in (sale of) tradable debentures and deposits (*)	51	2	-	197
Free cash flow	284	345	95	1,130

(*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q1-2012	Q2-2012	Q3-2012	Q4-2012	Q1-2013	Q2-2013	FY-2011	FY-2012

Cellcom service revenues	945	942	902	828	758	790	4,420	3,617
Netvision service revenues	258	258	276	260	254	246	365	1,052

Cellcom equipment revenues	382	297	285	310	256	213	1,712	1,274
Netvision equipment revenues	17	19	15	31	17	13	35	82

Consolidation adjustments	(17)	(18)	(30)	(22)	(27)	(26)	(26)	(87)
Total revenues	1,585	1,498	1,448	1,407	1,258	1,236	6,506	5,938

Cellcom EBITDA	410	399	355	306	251	271	2,084	1,470
Netvision EBITDA	65	75	75	68	63	68	83	283
Total EBITDA	475	474	430	374	314	339	2,167	1,753

Operating profit	275	282	239	189	139	169	1,422	985
Financing expenses, net	36	117	64	42	46	78	293	259
Profit for the period	173	121	124	113	67	67	825	531

Free cash flow	144	284	414	288	168	345	937	1,130

Cellular subscribers at the end of period (in 000's)	3,362	3,333	3,338	* 3,199	3,166	3,151	3,349	3,199
Monthly cellular ARPU (in NIS)	90.5	90.3	86.7	82.4	75.9	79.7	106	87.5
Average monthly cellular MOU (in minutes)	365	375	399	428	432	468	346	390
Churn rate for cellular subscribers (%)	6.3%	8.1%	8.6%	8.7%	9.4%	9.0%	25.1%	31.5%

* After removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2013

Aggregation of the information regarding the debenture series issued by the company (1), in million NIS
Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.06.2013					As of 18.08.2013		Interest Rate(fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	740.081	881.967	22.540	904.507	977.796	740.081	891.573	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D(7)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	2,423.075	2,817.396	145.822	2,963.218	2,471.731	1,938.460	2,278.465	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	1,199.308	1,199.308	36.144	1,235.452	1,316.361	1,199.308	1,199.308	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5) (6) **	20/03/12	714.802	714.802	730.280	15.318	745.598	811.586	714.802	738.234	4.60%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(6)	20/03/12	285.198	285.198	285.198	9.269	294.467	319.821	285.198	285.198	6.99%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		6,147.139	5,362.464	5,914.149	229.093	6,143.242	5,897.295	4,877.849	5,392.778

Comments:
(1) In the reported period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F and G financial covenants  - as of June 30, 2013  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2012 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf prospectus") was 2.94. In the reported period, no cause for early repayment occurred. (2) Including interest accumulated in the books and excluding net balance of premium on debentures and deferred issuance expenses. (3) Annual payments, excluding series F and G debentures in which the payments are semi annual. (4) Regarding Debenture series B, F and G- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2012 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service – Shelf prospectus").(6) Regarding Debenture series F and G - in June 2013, following a second decrease of the Company's debentures rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) On July 1, 2013, the Company repaid a principal payment of approximately NIS 563 million (the ex-date of which was June 19, 2013).
(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2013 (cont.)

Debentures Rating Details*

Additional ratings between original issuance and the recent date of rating as of 18.08.2013 (2)
Series	Rating Company	Rating as of 30.06.2013 (1)	Rating as of 18.08.2013	Rating assigned upon issuance of the Series	Recent date of rating as of 18.08.2013		Rating
B	S&P Maalot	A+	A+	AA-	06/2013	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	06/2013	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	06/2013	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	06/2013	5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	06/2013	5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)

(1)	In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated June 20, 2013.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2013

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	741,174	290,603	-	-	-	306,173
Second year	741,174	290,603	-	-	-	250,552
Third year	741,174	290,603	-	-	-	193,693
Fourth year	811,859	347,292	-	-	-	136,834
Fifth year and on	1,168,865	226,757	-	-	-	107,968
Total	4,204,247	1,445,856	-	-	-	995,220

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	741,174	290,603	-	-	-	306,173
Second year	741,174	290,603	-	-	-	250,552
Third year	741,174	290,603	-	-	-	193,693
Fourth year	811,859	347,292	-	-	-	136,834
Fifth year and on	1,168,865	226,757	-	-	-	107,968
Total	4,204,247	1,445,856	-	-	-	995,220

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2013 (cont.)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	7,747	-	-	-	944
Second year	-	5,000	-	-	-	449
Third year	-	5,000	-	-	-	149
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	17,747	-	-	-	1,541

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	12	-	-	-	3
Second year	-	12	-	-	-	2
Third year	-	12	-	-	-	1
Fourth year	-	12	-	-	-	1
Fifth year and on	-	-	-	-	-	-
Total	-	46	-	-	-	7

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	42,797	9,213	-	-	-	14,007
Second year	42,797	9,213	-	-	-	11,228
Third year	42,797	9,213	-	-	-	8,418
Fourth year	45,140	9,563	-	-	-	5,608
Fifth year and on	51,867	1,402	-	-	-	3,672
Total	225,397	38,604	-	-	-	42,934

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2013 (cont.)

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Item 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2013 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2013

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience translation
			into US dollar
			(Note 2D)
	June 30,	June 30,	June 30,	December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	736	1,185	328	1,414
Current investments, including derivatives	974	500	138	493
Trade receivables	1,922	1,837	508	1,856
Other receivables	93	96	26	67
Inventory	129	100	28	112

Total current assets	3,854	3,718	1,028	3,942

Trade and other receivables	1,355	999	276	1,219
Property, plant and equipment, net	2,120	1,969	544	2,077
Intangible assets, net	1,597	1,452	401	1,515
Deferred tax assets	56	28	8	34

Total non- current assets	5,128	4,448	1,229	4,845

Total assets	8,982	8,166	2,257	8,787

Liabilities
Short term credit and current maturities of long term loans and debentures	758	1,091	301	1,129
Trade payables and accrued expenses	835	657	182	827
Current tax liabilities	108	75	21	87
Provisions	157	177	49	175
Other payables, including derivatives	528	466	128	492
Dividend declared	130	-	-	-

Total current liabilities	2,516	2,466	681	2,710

Long-term loans from banks	15	10	3	10
Debentures	5,929	4,865	1,344	5,368
Provisions	21	20	6	21
Other long-term liabilities	44	13	4	21
Liability for employee rights upon retirement, net	15	16	4	12
Deferred tax liabilities	162	140	39	145

Total non- current liabilities	6,186	5,064	1,400	5,577

Total liabilities	8,702	7,530	2,081	8,287

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	8	(16)	(4)	(12)
Retained earnings	270	648	179	509

Non-controlling interest	1	3	1	2

Total equity	280	636	176	500

Total liabilities and equity	8,982	8,166	2,257	8,787

Date of approval of the condensed consolidated financial statements: August 18, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	3,083	2,494	689	1,498	1,236	342	5,938
Cost of revenues	(1,737)	(1,533)	(424)	(838)	(749)	(207)	(3,463)

Gross profit	1,346	961	265	660	487	135	2,475

Selling and marketing expenses	(456)	(356)	(98)	(220)	(175)	(48)	(865)
General and administrative expenses	(333)	(300)	(83)	(161)	(147)	(41)	(629)
Other income, net	-	3	1	3	4	1	4

Operating profit	557	308	85	282	169	47	985

Financing income	83	83	23	45	42	12	181
Financing expenses	(236)	(207)	(57)	(162)	(120)	(33)	(440)
Financing expenses, net	(153)	(124)	(34)	(117)	(78)	(21)	(259)

Profit before taxes on income	404	184	51	165	91	26	726

Taxes on income	(110)	(50)	(14)	(44)	(24)	(7)	(195)
Profit for the period	294	134	37	121	67	19	531
Attributable to:
Owners of the Company	294	133	37	121	66	19	530
Non-controlling interests	-	1	-	-	1	-	1
Profit for the period	294	134	37	121	67	19	531

Earnings per share
Basic earnings per share (in NIS)	2.96	1.34	0.37	1.22	0.67	0.19	5.34

Diluted earnings per share (in NIS)	2.96	1.33	0.37	1.22	0.66	0.18	5.33

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	294	134	37	121	67	19	531
Other comprehensive income
Changes in fair value of cash flow hedges transferred to profit or loss	(6)	5	1	(5)	4	1	(18)
Changes in fair value of cash flow hedges	7	(10)	(2)	15	(2)	(1)	(7)
Actuarial losses on defined benefit plan	-	-	-	-	-	-	(1)
Tax benefit (income tax) on other comprehensive income	-	1	-	(2)	(1)	-	6
Other comprehensive income (loss) for the period, net of tax	1	(4)	(1)	8	1	-	(20)
Total comprehensive income for the period	295	130	36	129	68	19	511
Total comprehensive income attributable to:
Owners of the Company	295	129	36	129	67	19	510
Non-controlling interests	-	1	-	-	1	-	1
Total comprehensive income for the period	295	130	36	129	68	19	511

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2013 (Unaudited)

Balance as of January 1, 2013 (Audited)	1	(12)	509	498	2	500	138
Comprehensive income for the period
Profit for the period	-	-	133	133	1	134	37
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(4)	-	(4)	-	(4)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	6	6	-	6	2
Balance as of June 30, 2013 (Unaudited)	1	(16)	648	633	3	636	176

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2012 (Unaudited)

Balance as of January 1, 2012 (Audited)	1	7	175	183	4	187	52
Comprehensive income for the period
Profit for the period	-	-	294	294	-	294	81
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Dividend paid in cash	-	-	(72)	(72)	-	(72)	(20)
Dividend declared	-	-	(130)	(130)	-	(130)	(36)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of June 30, 2012 (Unaudited)	1	8	270	279	1	280	77

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2013 (Unaudited)

Balance as of April 1, 2013 (Unaudited)	1	(17)	579	563	2	565	156
Comprehensive income for the period
Profit for the period	-	-	66	66	1	67	19
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Balance as of June 30, 2013 (Unaudited)	1	(16)	648	633	3	636	176

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2012 (Unaudited)

Balance as of April 1, 2012 (Unaudited)	1	-	277	278	4	282	78
Comprehensive income for the period
Profit for the period	-	-	121	121	-	121	33
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	8	-	8	-	8	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2	1
Dividend declared	-	-	(130)	(130)	-	(130)	(36)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of June 30, 2012 (Unaudited)	1	8	270	279	1	280	77

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2012 (Audited)

Balance as of January 1, 2012 (Audited)	1	7	175	183	4	187	52
Comprehensive income for the year
Profit for the year	-	-	530	530	1	531	147
Other comprehensive loss for the year, net of tax
Net changes in fair value of cash flow hedges	-	(19)	-	(19)	-	(19)	(5)
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	7	7	-	7	2
Dividend paid in cash	-	-	(202)	(202)	-	(202)	(56)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of December 31, 2012 (Audited)	1	(12)	509	498	2	500	139

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	294	134	37	121	67	19	531
Adjustments for:
Depreciation and amortization	389	342	95	193	171	47	765
Share based payment	3	6	2	2	3	1	7
Loss on sale of property, plant and equipment	1	1	-	-	-	-	2
Gain on sale of shares in an associate	-	-	-	-	-	-	(6)
Income tax expense	110	50	14	44	24	7	195
Financing expenses, net	153	124	34	117	78	21	259
Other expenses (income)	1	(3)	(1)	-	(3)	(1)	2

Changes in operating assets and liabilities:
Change in inventory	38	11	3	31	18	5	52
Change in trade receivables (including long-term amounts)	(34)	274	75	24	124	34	183
Change in other receivables (including long-term amounts)	(42)	(48)	(13)	(24)	(28)	(8)	6
Changes in trade payables, accrued expenses and provisions	(89)	(103)	(28)	(20)	9	3	(89)
Change in other liabilities (including long-term amounts)	16	(7)	(2)	(3)	4	1	(92)
Proceeds from (payments for) derivative hedging contracts, net	8	(6)	(2)	5	(5)	(1)	20
Income tax paid	(117)	(61)	(17)	(55)	(26)	(7)	(209)
Income tax received	15	6	2	8	6	1	15
Net cash from operating activities	746	720	199	443	442	122	1,641

Cash flows from investing activities
Acquisition of property, plant, and equipment	(284)	(171)	(47)	(149)	(83)	(23)	(457)
Acquisition of intangible assets	(52)	(48)	(13)	(25)	(22)	(6)	(97)
Change in current investments, net	(672)	(10)	(3)	(51)	(6)	(1)	(212)
Proceeds from (payments for) other derivative contracts, net	3	(5)	(1)	1	(2)	-	9
Proceeds from sale of property, plant and equipment	1	10	3	1	5	1	7
Interest received	8	19	5	6	8	2	35
Loan to equity accounted investee	(1)	-	-	-	-	-	-
Proceeds from sale of shares in a consolidated company	7	-	-	7	-	-	7
Dividend received	-	1	-	-	1	-	-
Net cash used in investing activities	(990)	(204)	(56)	(210)	(99)	(27)	(708)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the six months ended June 30,		Convenience translation into US dollar (Note 2D) For the six months ended June 30,	For the three months ended June 30,		Convenience translation into US dollar (Note 2D) For the three months ended June 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(6)	(4)	(1)	(5)	(4)	(1)	(12)
Repayment of long term loans from banks	(4)	-	-	(4)	-	-	(16)
Repayment of debentures	(479)	(561)	(155)	-	-	-	(660)
Proceeds from issuance of debentures, net of issuance costs	992	-	-	-	-	-	992
Dividend paid	(261)	-	-	(72)	-	-	(391)
Interest paid	(182)	(180)	(50)	(1)	-	-	(352)

Net cash from (used in) financing activities	60	(745)	(206)	(82)	(4)	(1)	(439)

Cash balance presented under assets held for sale/ Cash outflow due to sale of assets held for sale	-	-	-	(3)	-	-	-

Changes in cash and cash equivalents	(184)	(229)	(63)	148	339	94	494

Cash and cash equivalents as at the beginning of the period	920	1,414	391	588	846	234	920

Cash and cash equivalents as at the end of the period	736	1,185	328	736	1,185	328	1,414

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at June 30, 2013, comprise the Company and its subsidiaries (together referred to as the "Group").   The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2012 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 18, 2013.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, inventory that is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the six and three month periods ended June 30, 2013, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2013 (NIS 3.618 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of June 30, 2013	3.618	220.95
As of June 30, 2012	3.923	218.97
As of December 31, 2012	3.733	219.39

Increase (decrease) during the period:

Six months ended June 30, 2013	(3.1%)	0.7%
Six months ended June 30, 2012	2.7%	1.3%
Three months ended June 30, 2013	(0.8%)	0.7%
Three months ended June 30, 2012	5.6%	1.3%
Year ended December 31, 2012	(2.3%)	1.4%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the changes made in the accounting policies used in the condensed consolidated interim financial statement and their effect:

Application of new standards for the first time

As from January 1, 2013, the Group applies the new standards and amendments detailed below:

a.	IFRS 10, Consolidated Financial Statements

IFRS 10 introduces a new control model for determining whether an investee should be consolidated, which is to be implemented with respect to all investees.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

According to IFRS 10, de facto circumstances are to be considered when assessing control, which means that the existence of effective control over an investee will require consolidation. In addition, when assessing the existence of control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable.

Application of the standard did not have a material effect on the financial statements.

b.	IFRS 13, Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance that currently appears in various IFRSs. For this purpose, it defines fair value and provides measurement and disclosure guidance. Nevertheless, IFRS 13 does not introduce new fair value measurement requirements, but explains how to measure fair value when such measurement is required by other IFRSs. IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs. When measuring the fair value of a liability, the effect of the entity’s own credit risk must be taken into account.

IFRS 13 is applicable prospectively for annual periods beginning on January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

Application of the standard did not have a material effect on the financial statements. Similarly on publication of the standard the disclosure requirements regarding fair value of financial instruments in interim financial statements were expanded. The standard’s requirements were included in these financial statements as part of Note 7, regarding financial instruments.

c.	Amendment to IAS 19, Employee Benefits

The amendment to IAS 19 introduces a number of changes to the accounting treatment of employee benefits, including the recognition of all actuarial gains and losses immediately through other comprehensive income. Furthermore, the interest that is recognized in profit or loss will be calculated on the balance of the net defined benefit liability (asset), according to the discount rate that is used to measure the liability. In addition, employee benefits will be classified as short or long term depending on when the entity expects the benefits to be wholly settled.

Application of the amendment did not have a material effect on the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the Group's annual financial statements in Note 3 regarding significant accounting policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Six-month period ended June 30, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,991	503	-	2,494
Inter-segment revenues	26	27	(53)	-

EBITDA*	522	131	-	653

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(252)	(52)	(38)	(342)
Taxes on income	(38)	(22)	10	(50)
Financing income				83
Financing expenses				(207)
Other income				3
Share based payments				(6)

Profit for the period	102	60	(28)	134

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Six-month period ended June 30, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	2,555	528	-	3,083
Inter-segment revenues	11	24	(35)	-

EBITDA*	809	140	-	949

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(284)	(51)	(54)	(389)
Taxes on income	(104)	(20)	14	(110)
Financing income				83
Financing expenses				(236)
Share based payments				(3)

Profit for the period	266	68	(40)	294

	Three-month period ended June 30, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	992	244	-	1,236
Inter-segment revenues	11	15	(26)	-

EBITDA*	271	68	-	339

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(126)	(26)	(19)	(171)
Taxes on income	(17)	(12)	5	(24)
Financing income				42
Financing expenses				(120)
Other income				4
Share based payments				(3)

Profit for the period	48	33	(14)	67

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Three-month period ended June 30, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,234	264	-	1,498
Inter-segment revenues	5	13	(18)	-

EBITDA*	399	75	-	474

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(140)	(24)	(29)	(193)
Taxes on income	(42)	(9)	7	(44)
Financing income				45
Financing expenses				(162)
Other income				3
Share based payments				(2)
Profit for the period	100	43	(22)	121

	Year ended December 31, 2012
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	4,861	1,077	-	5,938
Inter-segment revenues	30	57	(87)	-

EBITDA*	1,470	283	-	1,753

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(554)	(107)	(104)	(765)
Taxes on income	(190)	(31)	26	(195)
Financing income				181
Financing expenses				(440)
Other income				4
Share based payments				(7)

Profit for the year	464	145	(78)	531

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

*
EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Share-based payments

In March 2013, the Company's board of directors resolved to grant 75,000 options to a certain senior employee, at an exercise price of US$ 7.58 per share. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the board's decision. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised within 18 months from their vesting. The fair value of share options granted was calculated at an average of US$ 1.51 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 0.23%, expected weighted average life - two years, expected volatility - 40.95% and share price at grant date - US$ 7.20. The terms of share-based payments include a dividend adjustment mechanism.

Note 6 - Debentures

In connection with the issuance of Series F and G debentures (the "Debentures"), the Group has undertaken to comply with certain financial and other covenants, including an obligation to pay additional interest of 0.25% for two-notch downgrade in the Debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance. For additional details see Note 16 to the annual financial statements.

In June 2013, the Company's rating was updated from an "ilAA-/negative" to an “ilA+/stable” rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange.

Following this update of rating and since this is the second downgrade in the Debentures' rating since their issuance, the annual interest rate that the Company shall pay for its Series F and G debentures has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

Note 7 - Financial Instruments

Fair value

(1)	Fair value as compared to book value

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, derivatives, short-term credit and loans and trade and other payables, are equal or approximate to their fair value.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont'd)

The fair values of the remaining financial assets and liabilities and their book values as presented in the statement of financial position are as follows:

	June 30, 2013
	Book value	Fair value*
	NIS millions
Debentures including current maturities and accrued interest	(6,179)	(6,632)

* The fair value includes principal and interest in a total sum of approximately NIS 735 million, paid in July 2013, after the end of the reporting period.

(2)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	496	-	-	496
Long-term receivables	-	44	-	44
Derivatives	-	4	-	4
Total assets	496	48	-	544
Financial liabilities at fair value through profit or loss
Derivatives	-	(40)	-	(40)
Total liabilities	-	(40)	-	(40)

There have been no transfers during the period between Levels 1 and 2.

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current forward price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Commitments

In May 2013, the Company entered an additional agreement with Apple Distribution International, for the purchase and distribution of iPhone products in Israel, following the lapse of the previous agreement term for the purchase and distribution of iPhone products in Israel, in the agreement executed in 2009. Under the terms of the new agreement, the Company has committed to purchase a minimum quantity of iPhone products over a period of three years, which is expected to represent a significant portion of the Company's expected cellular phones purchase amount over that period. The total amount of the purchases will depend on the iPhone products purchase price at the time of purchase.

Note 9 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to NIS 61 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the Group's annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, six purported class actions for a total sum of approximately NIS 349 million (four of which were included in Note 29(1) to the annual financial statements), were filed against the Group. At this early stage it is not possible to assess the chances of success of two of the purported class actions, totaling approximately NIS 19 million. An additional purported class action for approximately NIS 19 million, has been filed against the Group and other defendants, in which the plaintiffs have not specified the amount claimed from the Group. At this early stage it is not possible to assess its chances of success.

After the end of the reporting period, two purported class actions have been filed against the Group for a total sum of approximately NIS 125 million. At this early stage it is not possible to assess their chances of success.

During the reporting period, eleven purported class actions for a total sum of approximately NIS 4,219 million were dismissed (two of which, for the total sum of approximately NIS 186 million were reported as dismissed in Note 29(1) to the annual financial statements). In addition, two purported class actions against the Group, in which the plaintiffs have not specified the amount claimed, were dismissed. For additional details of purported class actions in an amount estimated by the plaintiffs to be over NIS 1 billion see below.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Contingent Liabilities (cont'd)

In May 2013, the Israeli Supreme Court approved a settlement agreement in relation to (1) a lawsuit approved as a class action in November 2010 (in December 2010, the defendants filed a motion to appeal to the Israeli supreme Court) against Netvision, a wholly owned subsidiary of the Company, and two other long distance operators, for a total claimed amount of approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision, and (2) a similar purported class action filed against the same defendants in February 2012, for an amount estimated by the plaintiffs to be approximately NIS 2.7 billion claimed from Netvision (and from each of the other defendants). The plaintiffs in both the class action and the purported class action alleged that the defendants misled the purchasers of certain long distance prepaid calling cards, between the years 2004-2008, as to the amount of certain bonus minutes included in those cards and to a reduction of certain minutes under certain circumstances.
Under the settlement agreement, Netvision and another defendant will provide certain long distance prepaid calling cards, free of charge, for an aggregate amount which is not material to the Group, and will further provide certain information in relation to the usage of the cards. The third defendant is not a party to the settlement agreement.
For additional details see Note 29(1) to the annual financial statements.

After the end of the reporting period, a purported class action filed against the Company in December 2010, regarding a network malfunction that occurred on December 1, 2010, was dismissed without prejudice, at the plaintiffs' request. The purported class action was filed by plaintiffs alleging to be the Company's subscribers, claiming compensation for damages (including mental anguish), in connection with allegations that the Company misled its subscribers in violation of its license and agreements with its subscribers, failed to provide service to its subscribers during the malfunction. Had the lawsuit been certified as a class action, the estimated claimed amount was approximately NIS 350 per customer in a private calling plan and NIS 700 per customer in a business calling plan and approximately NIS 1.183 billion for non monetary damages as well as the relative portion of the monthly payment relating to the hours of the malfunction. For additional details see Note 29(1) to the annual financial statements.

In two purported class actions in a total amount estimated by the plaintiffs to be approximately NIS 184 million, a request for withdrawal was filed with the court by the plaintiffs but the procedure is still pending.

Other claims

During the reporting period, a lawsuit has been filed against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, for non-monetary remedies.

During the reporting period, a lawsuit has been filed against the Company, for an alleged infringement of intellectual property rights for a total sum estimated by the plaintiffs to be approximately NIS 51 million. At this early stage it is not possible to assess its chances of success.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - An event after the end of the reporting period

On July 30, 2013, after the end of the reporting period, the Israeli parliament passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014) - 2013, so that corporate tax rate will increase to 26.5% commencing January 1, 2014 (corporate tax rate for 2013 is 25%).

If the legislation of the new tax rate had been substantively enacted by June 30, 2013, the effect of the change on the financial statements as at June 30, 2013, would have been reflected in a one-time deferred tax expense, net, in the amount of approximately NIS 6 million, as a result of an increase in deferred tax liabilities and in deferred tax assets in the amount of NIS 8 million and NIS 2 million, respectively.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 19, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel